Filed by Investcorp Europe Acquisition Corp I and Zacco Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Investcorp Europe Acquisition Corp I

Commission File No.: 001-41161

Date: September 9, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 3, 2024

(August 30, 2024)

Investcorp Europe Acquisition Corp I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41161	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Century Yard, Cricket Square
Elgin Avenue
P.O. Box 1111, George Town
Grand Cayman, Cayman Islands	KY1-1102
(Address of principal executive offices)	(Zip Code)

+1 (345) 949-5122

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	IVCBU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	IVCB	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	IVCBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Fifth Amendment to Business Combination Agreement

As previously disclosed by Investcorp Europe Acquisition Corp I, a Cayman Islands exempted company incorporated with limited liability (the “Company”), under Item 1.01 of its Current Report on Form 8-K filed on April 26, 2023, the Company entered into a business combination agreement, dated April 25, 2023 (the “Original Business Combination Agreement”), with Zacco Holdings (formerly OpSec Holdings), a Cayman Islands exempted company with limited liability (“Pubco”), Opal Merger Sub I, a Cayman Islands exempted company incorporated with limited liability and wholly-owned subsidiary of Pubco, Opal Merger Sub II, a Cayman Islands exempted company incorporated with limited liability and wholly-owned Subsidiary of Pubco, Orca Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (“Orca”), Orca Midco Limited, a private limited company incorporated under the Laws of England and Wales (“Orca Midco”), Orca Bidco Limited, a private limited company incorporated under the Laws of England and Wales and a subsidiary of Orca (“Orca Bidco”), Investcorp Technology Secondary Fund 2018, L.P., a Cayman Islands exempted limited partnership (“ITSF”), and Mill Reef Capital Fund ScS, a limited partnership (société en commandite simple) organized under the laws of Luxembourg (“Mill Reef”, and together with ITSF, the “Orca Shareholders”), which Original Business Combination Agreement was amended by that certain First Amendment to the Business Combination Agreement, dated as of December 14, 2023 (the “First BCA Amendment”) with Pubco, Orca and the Orca Shareholders, which First BCA Amendment was previously disclosed by the Company under Item 1.01 of its Current Report on Form 8-K filed on December 14, 2023, and further amended by that certain Second Amendment to the Business Combination Agreement, dated as of March 10, 2024 (the “Second BCA Amendment”) with Pubco, Orca and the Orca Shareholders, which Second BCA Amendment was previously disclosed by the Company under Item 1.01 of its Current Report on Form 8-K filed on March 11, 2024, and further amended by that certain Third Amendment to the Business Combination Agreement, dated as of May 3, 2024 (the “Third BCA Amendment”) with Pubco, Orca and the Orca Shareholders, which Third BCA Amendment was previously disclosed by the Company under Item 1.01 of its Current Report on Form 8-K filed on May 7, 2024, and further amended by that certain Fourth Amendment to the Business Combination Agreement, dated as of August 4, 2024 (the “Fourth BCA Amendment”) with Pubco, Orca and the Orca Shareholders, which Fourth BCA Amendment was previously disclosed by the Company under Item 1.01 of its Current Report on Form 8-K filed on August 5, 2024. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Business Combination Agreement.

On August 30, 2024, the Company entered into that certain Fifth Amendment to the Business Combination Agreement (the “Fifth BCA Amendment” and, the Original Business Combination Agreement, as amended by the First BCA Amendment, the Second BCA Amendment, the Third BCA Amendment, the Fourth Amendment and the Fifth BCA Amendment, the “Business Combination Agreement”) with Pubco, Orca and the Orca Shareholders. The Fifth BCA Amendment provides, among other things, that: (a) the Post-Closing Pubco Board will consist of six members that are reasonably acceptable to the Company and Orca, with four members designated by the Company, one member designated by Orca and one member being the chief executive officer of Zacco; (b) the time period in which the Post-Closing Pubco Board shall be required to use the funds received from the Divestiture Proceeds Escrow Account to make a dividend to the holders of all Pubco Ordinary Shares (to the extent permitted by applicable Law and subject to the determination of the Post-Closing Pubco Board that it is in the best interests of the holders of Pubco Ordinary Shares) shall be shortened from fourteen days following the Second Merger Closing to five Business Days following the Second Merger Closing; (c) require that the Parties use reasonable best efforts to put arrangements in place with third party financing sources to enable the Post-Closing Pubco Board to make the dividend contemplated by clause (b) above; (d) any dividends declared by the Post-Closing Pubco Board as described in clause (b) above that are payable to ITSF in respect of the Pubco Ordinary Shares it holds shall first be applied towards the unpaid principal balance and accrued but unpaid interest under the loans from Orca to ITSF or any of its Subsidiaries relating to the First Distribution Amount and/or the Second Distribution Amount as of the date of such dividends until such amounts under the loans from Orca to ITSF or any of its Subsidiaries relating to the First Distribution Amount and/or the Second Distribution Amount are paid in full, and then shall be paid to ITSF; (e) only the receipt by Orca Midco of the Second Distribution Amount shall be conditioned upon the execution by Orca Midco of a Promissory Note on the same terms, including but not limited to, interest rate, security and guarantees, as the facility set forth on Schedule VIII of the Business Combination Agreement; (f) the right to terminate the Business Combination Agreement that may be exercised by the Company if the Special Committee has made an Intervening Event Recommendation Change due to (i) the inability of the Company to obtain the Fairness Opinion or (ii) the good faith determination by the Special Committee, after consultation with its outside legal counsel and other advisors, that the consummation of the Transactions following the Divestiture Closing is not advisable, fair to and in the best interests of the Company and the Company’s shareholders holding SPAC Class A Shares (other than Sponsor) in accordance with the Cayman Companies Act is extended to the period beginning on the Divestiture Closing and ending on and including September 30, 2024; and (g) upon a termination of the Business Combination Agreement by the Company or Orca due to a governmental order that permanently prohibits the consummation of the Transactions, the Termination Amount payable to the Company shall be $30,000,000 so long as written notice of such termination is provided during the period following the Divestiture Closing and ending on and including September 30, 2024.

A copy of the Fifth BCA Amendment is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Fifth BCA Amendment is qualified in its entirety by reference thereto.

Additional Information and Where to Find It

In connection with the Transactions, Pubco has filed with the U.S. Securities and Exchange Commission a registration statement on Form F-4 (Registration No. 333-275706) (the “Registration Statement”), which includes a proxy statement/prospectus and other relevant documents, which will be both the proxy statement to be distributed to the Company’s shareholders in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Pubco to be issued in connection with the business combination. SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTIONS THAT PUBCO AND THE COMPANY WILL FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES TO THE PROPOSED TRANSACTIONS. Shareholders and investors may obtain free copies of the proxy statement/prospectus and other relevant materials and other documents filed by Pubco and the Company at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus and the filings incorporated by reference therein may also be obtained, without charge, on the Company’s website at www.investcorpspac.com or by directing a request to: Investcorp Europe Holdings Acquisition Corporation, Century Yard, Cricket Square, Elgin Avenue, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102, Attention: Chief Executive Officer.

Participants in Solicitation

Each of Pubco, the Company, Orca and Zacco and their respective directors, executive officers and certain employees, may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed Transactions. Information regarding the Company’s directors and executive officers, Pubco, Orca, Zacco and the other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, Orca, Pubco or Zacco, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the Company’s, Orca’s, Zacco’s or Pubco’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “could”, “should”, “expect”, “intend”, “might”, “will”, “estimate”, “anticipate”, “believe”, “budget”, “forecast”, “intend”, “plan”, “potential”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, Orca and its management and Zacco and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. None of Pubco, the Company, Orca or Zacco undertakes any duty to update these forward-looking statements.

Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the proposed Transactions, including the risks that (a) the proposed Transactions may not be consummated within the anticipated time period, or at all; (b) the Company may fail to obtain stockholder approval of the proposed Transactions; (c) the parties may fail to secure required regulatory approvals under applicable laws; and (d) other conditions to the consummation of the proposed Transactions under the Business Combination Agreement may not be satisfied; (2) the effects that any termination of the Business Combination Agreement may have on the Company, Orca, Zacco or their respective businesses, including the risk that the Company’s share price may decline significantly if the proposed Transactions are not completed; (3) the risk that Zacco may not be successful as a stand-alone public company; (4) the effects that the announcement or pendency of the proposed Transactions may have on Pubco, the Company, Orca, Zacco or their respective businesses, including the risks that as a result (a) the Company’s business, operating results or stock price may suffer or (b) Pubco’s, the Company’s, Orca’s or Zacco’s current plans and operations may be disrupted; (5) the inability to recognize the anticipated benefits of the proposed Transactions; (6) unexpected costs resulting from the proposed Transactions; (7) changes in general economic conditions; (8) regulatory conditions and developments; (9) changes in applicable laws or regulations; (10) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the proposed Transactions and instituted against Pubco, the Company, Orca, Zacco and others; and (11) other risks and uncertainties indicated from time to time in the registration and proxy statement relating to the proposed Transactions, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC.

The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in the Company’s most recent filings with the SEC and in the Registration Statement. All subsequent written and oral forward-looking statements concerning the Company, Orca, Zacco or Pubco, the Transactions described herein or other matters attributable to the Company, Orca, Zacco, Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of the Company, Orca, Zacco and Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Fifth Amendment to the Business Combination Agreement, dated as of August 30, 2024, by and among Investcorp Europe Acquisition Corp I, Zacco Holdings, Orca Holdings Limited, Investcorp Technology Secondary Fund 2018, L.P., and Mill Reef Capital Fund SCS.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Investcorp Europe Acquisition Corp I

Date: September 3, 2024	By:	/s/ Craig Sinfield-Hain
	Name:	Craig Sinfield-Hain
	Title:	Chief Financial Officer